SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940







                         The Growth Fund of Washington, Inc.
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                            Exact name of Registrant



                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Washington, DC on the 20th day of December, 2001.

             Signature:                The Growth Fund of Washington, Inc.
                                              (Name of Registrant)

                    By:                /s/ Jeffrey L. Steele
                                           Jeffrey L. Steele
                                           President



Attest:           /s/ Howard L. Kitzmiller
                  Howard L. Kitzmiller
                  Secretary